SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 25, 2007(GRUPO TMM EXPANDS ITS LOGISTICS SERVICES THROUGH ACQUISITION OF AUTOMOBILE TRANSPORTATION ASSETS)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	1-312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations, Director TMM Logistics
011-52-55-5629-8725 or 1-203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
1-212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM EXPANDS ITS LOGISTICS SERVICES THROUGH
ACQUISITION OF AUTOMOBILE TRANSPORTATION ASSETS

(Mexico City, July 25, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM" or the "Company");a Mexican multimodal transportation and logistics company, announced today that TMM Logistics, its wholly-owned subsidiary, has expanded its logistics services by acquiring an important fleet of auto hauling equipment and operating yards, while simultaneously entering into long-term contracts with two major auto manufacturers. The acquisition price for this new business was $36 million.

It is expected that this new business will add more than $40 million of annual revenue to the Company’s Logistics division. With these acquisitions, TMM Logistics will become one of the largest auto hauling carriers in Mexico. The Company anticipates that this new specialized auto hauling business will be supported by existing management, commercial, information technology and operating capabilities, creating additional synergies over time.

Javier Segovia, president of Grupo TMM, said, “As with our recently acquired warehousing operation, this new auto hauling business further expands TMM Logistics’ total service package, providing comprehensive solutions to shippers within Mexico. This new acquisition reflects management’s commitment to growth and to effectively service our customers, while at the same time providing employment for more than 400 Mexican families, and will allow TMM Logistics to increase its market leadership in Mexico.”

Headquartered in placeCityMexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com.The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.